Amendment 1 to By-Laws

                                   ARTICLE II
                               BOARD OF DIRECTORS

     SECTION 2.02 Number of Directors. The Corporation shall have at least three directors; provided that, if there is no stock outstanding, the number of directors may be less than three but not less than one, and, if there is stock outstanding and so long as there are less than three shareholders, the number of directors may be less than three but not less than one. The number of directors of the Corporation shall be up to ten as fixed by resolution. A majority of the entire Board of Directors may alter the number of directors to not exceeding 25 nor less than the minimum number then permitted herein, but the action may not affect the tenure of office of any director.

     Effective April 21, 1999